February 6, 2017

VIA EDGAR

Division of Corporate Finance

Mail Stop 3233

United States Securities & Exchange Commission

100 F Street North East

Washington, D.C. 20549-3561

Att: Coy Garrison - Special Counsel Office of Real Estate and Commodities

Re:	Omagine, Inc.
Post-Effective Amendment to Form S-1
Filed January 10, 2017
File No. 333-199383

Dear Mr. Garrison:

On behalf of Omagine, Inc. (the “Company”), "), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission contained in the Staff letter dated January 25, 2017 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the above referenced filing. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General

1.	Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, we note that your initial registration statement on Form S-1 was declared effective on January 22, 2015, with audited financial statements for the fiscal year ended December 31, 2013. We further note that your post-effective amendment declared effective on January 13, 2016 included audited financial statements for the fiscal year ended December 31, 2014, and that this post-effective amendment includes audited financial statements for the fiscal year ended December 31, 2015. Accordingly, it appears that the audited financial statements in your registration statement were not current from October 2015 through January 2016 and from May 2016 through the present. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement during these time periods.

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

Response:

The Company had a single sale under the registration statement during the period from May 2016 through the present. The Company has added a risk factor to the registration statement that it may have violated Section 5 of the Securities Act in connection with this sale.

2.	We note your disclosure on page 2 that you expect to amend the Shareholder Agreement “within the next month” and that you expect a “successful conclusion” to project finance discussions with a bank to occur soon after the amended Shareholder Agreement is executed. We further note your disclosure on pages 28-29 that you anticipate a meeting with The Ministry of Tourism to discuss the extension of the Operative Date of the Development Agreement. Finally, we note your disclosure on page 34 that you are “cautiously optimistic that ongoing discussions with an alternative investor and an alternative bank may be concluded in January 2017.” Please update these disclosures to reflect the most recent status of these negotiations and discussions.

Response:

The Company has updated its disclosure:

i.	on page 2 regarding amending the Shareholder Agreement and concluding discussions with the bank re: project finance, and

ii.	on pages 28-29 regarding meeting with The Ministry of Tourism to discuss the extension of the Operative Date of the Development Agreement, and

iii.	on page 35 that the Company is “cautiously optimistic that ongoing discussions with an alternative investor may be concluded during February 2017 and that our ongoing discussions with an alternative bank may be concluded after that and by March 31, 2017.”

Executive Compensation, page 70

3.	Please update this section to include the required information for your recently completed fiscal year ended December 31, 2016. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website and Item 402 of Regulation S-K.

Response:

The Company has updated the Executive Compensation section(s) to include the required information for its recently completed fiscal year ended December 31, 2016.

The Company appreciates your timely consideration of this response letter and the Company’s amended filing. Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/ Jeff Cahlon

cc:   Frank J. Drohan

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM